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July 11, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated July 10, 2002, announcing the traffic data for the month of June 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Robert Ellison

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

PADOCS01/215243.8

SKYTEAM

AIR FRANCE

Information

Traffic

Roissy, 10 July 2002

TRAFFIC DATA , JUNE 2002

JUNE 2002

- Despite disrupted operations due to the strike action by European air traffic controllers, the seat-load factor remains high at 78.9%.
- Continued recovery of cargo activity (up 5.9%)

1st QUARTER (APRIL-JUNE)

- Unit revenue per available seat-km holds steady

Passenger Operations

June traffic figures were down 5.2% on a 1.9% drop in capacity. Traffic on long/medium-haul routes held up well, but domestic traffic was sharply down. This performance can be attributed to the following factors:

- A negative basis effect
  In June 2001, Air France recorded one of its best-ever performances in terms of traffic with over 8.7 billion RPK (Revenue Passenger-km), up 11.1% over June 2000.
  At that time, long-haul traffic was up 12.2%, intra-European traffic by 5.3% and domestic traffic by 10.7%.

- The impact of strike action by air traffic controllers: more than 1,100 flights cancelled for the whole Group
  In addition, Air France operations were disrupted by strike action by European air traffic controllers on 19 June. Although the Company was able to operate 90% of its long-haul flights, it was only able to run 10% of its medium-haul services. The drop in traffic due to this strike action can be estimated at 1.1%, with a negative impact of 0.3% on long-haul traffic, 3.4% on the medium-haul network, and 3.7% on domestic operations.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

The June data confirmed the increase in yield per RPK observed since the start of the fiscal year.

In all, June passenger traffic breaks down as follows:

- Capacity: down 1.9% in ASK (Available Seat-Km)
- Traffic: down 5.2% in RPK (Revenue Passenger-Km)
- Seat-load factor: 78.9% (down 2.8 points)

The regional subsidiaries continue to improve their performance with a two-point increase in the seat-load factor to 66.1%.

- **Long-haul network**

In June, traffic on the long-haul network fell by 3.7% on a 0.5% decrease in capacity. The seat load factor remains high at 81.3%, although down 2.7 points.

- On North American routes capacity was cut by 11.7% and traffic fell by 11.4%. The seat load factor improved by 0.4 points to 88.2%.
- Traffic to/from Latin America fell by 4.0% on a 4.5% reduction in capacity. The seat-load factor gained 0.4 points to 77.5%.
- The Asian network, impacted by the World Cup, marked time, with traffic stable (+0,4%) on a 5.5% increase in capacity. The seat-load factor remains a high 80.6%, although down 4.1 points.
- On the Africa/Middle East network, traffic rose 31.0% and capacity 40.1%. The seat-load factor came out at 73.2%, down 5.1 points.
- As in the previous month, the Caribbean/Indian Ocean network was adversely affected by the suspension of flights to Antananarivo. Capacity was down 5.1% and traffic by 9.9%. The seat-load factor was down 4.2 points but remains a high 78.4%.

- **International medium-haul network**

Although activity on the European network was disrupted by the air traffic controllers' strike on 19 June, the load factor remained at the very satisfactory level of 72.4% (down 0.5 points), the 5.4%-drop in traffic being in line with that of capacity (down 4.7%).

- **Domestic medium-haul network**

In addition to the adverse impact of strike action by the air traffic controllers, operations on the domestic network were also affected by the impact of TGV Med and new competition from Air Lib Express.
In June 2001, Air France benefited from the closure of some routes by AOM and Air Liberté and also from the teething troubles of TGV Med. In June 2001, domestic traffic was up 10.7% over June 2000.

In June 2002 therefore, traffic fell 15.8% on a 7.3% cut in capacity. The seat-load factor shed 7.2 points at 71.0%.

Cargo Operations

June data confirm the upturn in cargo activity, with traffic growing faster than capacity for the third consecutive month at 5.9% and 3.4% respectively. The load factor gained 1.5 points at 64.9%.
Like the previous month, the best performance came from Asia and Africa/Middle East.

In the first quarter, traffic rose 4.7% on a 3.3% increase in capacity, resulting in a 0.8-point advance in the load factor to 64.6%.

Outlook for the 1st Quarter

In the first quarter, passenger operations saw an increase in yield per revenue passenger-km which offset the fall in the seat-load factor, holding yield per ASK steady.
Moreover, the evolution of Euro will have a positive impact on the quarter's operating profit.

KEY FIGURES

Compagnie Air France

- **Passenger Operations**

Change June 2002/June 2001	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	Million	%	Million	%	%	Change
Americas	*3,357*	*-10.2%*	*2,878*	*-9.9%*	*85.7%*	*+0.2*
Asia	*1,750*	*+5.5%*	*1,410*	*+0.4%*	*80.6%*	*-4.1*
Africa/Middle East	*1,182*	*+40.1%*	*865*	*+31.0%*	*73.2%*	*-5.1*
Caribbean/Indian Ocean	*1,654*	*-5.1%*	*1,296*	*-9.9%*	*78.4%*	*-4.2*
Long-Haul	**7,908**	**-0.5%**	**6,426**	**-3.7%**	**81.3%**	**-2.7**
Europe	**1,502**	**-4.7%**	**1,088**	**-5.4%**	**72.4%**	**-0.5**
France	**1,094**	**-7.3%**	**777**	**-15.8%**	**71.0%**	**-7.2**
Total	**10,505**	**-1.9%**	**8,290**	**-5.2%**	**78.9%**	**-2.8**

1st quarter 2002-03	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	Million	%	Million	%	%	Change
Americas	*9,767*	*-11.3%*	*8,039*	*-9.5%*	*82.3%*	*+1.6*
Asia	*5,273*	*+4.1%*	*4,237*	*+4.7%*	*80.4%*	*+0.5*
Africa/Middle East	*3,605*	*+41.9%*	*2,554*	*+29.5%*	*70.8%*	*-6.8*
Caribbean/Indian Ocean	*5,157*	*-5.3%*	*4,184*	*-10.8%*	*81.1%*	*-5.1*
Long-Haul	**23,695**	**-1.1%**	**18,939**	**-3.0%**	**79.9%**	**-1.5**
Europe	**4,648**	**-3.9%**	**3,268**	**-4.2%**	**70.3%**	**-0.2**
France	**3,344**	**-3.7%**	**2,227**	**-13.6%**	**66.6%**	**-7.6**
Total	**31,687**	**-1.8%**	**24,435**	**-4.2%**	**77.1%**	**-1.9**

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

- **Cargo Operations**

	Capacity (ATK)		Traffic (RTK)		Load Factor	
	Million	%	Million	%	%	Change
June 2002 / June 2001	718	+3.4%	466	+5.9%	64.9%	+1.5
1st quarter 2002-03	2,143	+3.3%	1,385	+4.7%	64.6%	+0.8

Regional Subsidiaries

	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	Million	%	Million	%	%	Change
June 2002 / June 2001	386	+14.9%	255	+18.5%	66.1%	+2.0
1st quarter 2002-03	1,175	+19.5%	731	+21.3%	62.2%	+0.9